SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 14, 2010

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated May 13, 2010, entitled “Syneron Reports First Quarter 2010 Results.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By: /s/ Fabian Tenenbaum
Name: Fabian Tenenbaum
Title: Chief Financial Officer

Date: May 14, 2010

Syneron Reports First Quarter 2010 Results

YOKNEAM, ISRAEL--(Marketwire - May 13, 2010) - Syneron Medical Ltd. (NASDAQ: ELOS), the leading global aesthetic device company, today announced first quarter 2010 financial results for the three month period ended March 31, 2010. First quarter 2010 financial results are for Syneron and Candela as a combined company. The first quarter 2009 year-over-year comparative financial results referred to below are pro-forma financial results assuming the merger with Candela Corporation had occurred on January 1, 2009.

Revenue for the first quarter 2010 was $43.0 million, compared to $41.7 million in the first quarter 2009. GAAP net loss for the first quarter 2010 was $22.5 million, or $0.66 per basic and diluted share, compared to a net loss of $9.9 million, or $0.29 per basic and diluted share, in the first quarter of 2009. On a non-GAAP basis, excluding stock-based compensation, amortization and one-time expenses, net loss before non-controlling interests for the first quarter 2010 was $6.2 million, or $0.18 per basic and diluted share, compared to a net loss before non-controlling interests of $6.5 million, or $0.19 per basic and diluted share, during the first quarter 2009.

First quarter 2010 revenue in North America was $14.6 million compared to $16.7 million in the first quarter of 2009. International revenue was $28.4 million compared to $25.0 million in the first quarter of 2009. Product and service revenue for the first quarter 2010 were $31.0 million and $12 million, respectively.

Lou Scafuri, Chief Executive Officer of Syneron, commented, "Syneron had a milestone quarter, beginning with the closing of our merger with Candela in January 2010 and consolidation is continuing as planned. The transaction strongly positions Syneron as the leading global aesthetic device company with new channels to market across a broad range of product areas. Today we are pleased to present financial results for this combination for the first time."

Gross margin for the first quarter 2010 was 34.5% or 47.4% on a non-GAAP basis, excluding stock-based compensation, amortization and one-time expenses compared to 44.6% or 45.3% on a non-GAAP basis in the same period last year. First quarter 2010 gross margin was impacted by a $5.6 million one-time expense related to the merger with Candela Corporation that was completed on January 5, 2010 and a mix of increased international geographic sales versus North America.

Operating expenses for the first quarter 2010 were $44.7 million, compared to $29.4 million during the first quarter of 2009. First quarter 2010 operating expenses include a $17.5 million one-time expense related to the merger with Candela Corporation and $0.8 million in stock based compensation.

Cash and cash equivalents, including short-term and long-term bank deposits and investments in marketable securities, were $229.5 million at March 31, 2010. The Company achieved break-even cash flow during the first three months of 2010 and received one-time $9.0 million tax refund related to the merger with Candela.

Mr. Scafuri concluded, "We are encouraged by our top-line performance, particularly in international markets, as the aesthetic industry stabilizes and the overall economic environment improves. The successful merger with Candela has been very well received by our physician customer base and positions Syneron as the clear market leader in the global aesthetic industry. We believe we have achieved a sustainable competitive advantage built on a global distribution platform, a broad and deep product portfolio and significant cross selling opportunities. As the global aesthetic device market grows, we look to continue to lead industry change, broaden customer relationships and continue to deliver innovative, best in class solutions."

Use of Non-GAAP Measures

This press release provides financial measures for net loss, gross margin, net loss per basic and diluted share, which exclude one-time expenses relating to the merger with Candela Corporation and an expense charge related to stock-based compensation and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our operational results and enhances management's and investors' ability to evaluate the Company's gross margin, net loss and net loss per basic and diluted share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and, therefore, felt it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Conference call

Syneron management will host its first quarter 2010 earnings conference call today at 5:00 p.m. ET. Syneron will be broadcasting live via the Investor Relations section of its website, www.syneron.com. To access the call, enter the Syneron website, then click on the Investors Relations Overview and select "Q1 2010 Results Conference Call."

Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 877-844-6886 in the U.S., and 970-315-0315 from overseas. The conference passcode is: 71774468

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The company markets and services and supports its products in 86 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide. Additional information can be found at www.syneron.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that the businesses of Syneron and Candela may not be integrated successfully; the risk that the merger transaction with Candela may involve unexpected costs or unexpected liabilities; the risk that synergies from the merger transaction may not be fully realized or may take longer to realize than expected; the risk that disruptions from the merger transaction make it more difficult to maintain relationships with customers, employees, or suppliers; as well as the risks set forth in Syneron Medical Ltd.'s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.'s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document. Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change. However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so. The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.'s views as of any date after the date of this document.

Syneron, the Syneron logo, eMatrix and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elos (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Income (Loss)
(in thousands, except per share data)

	For the three-months ended
	March 31,	March 31,
	2010	2009

Revenue	$43,002	$11,889
Cost of sales	28,169	4,980

Gross profit	14,833	6,909

Operating expenses:
Sales and marketing	20,823	10,075
General and administrative	14,758	6,016
Research and development	7,030	2,948
Other expenses	2,092	-
Legal settlement, net	-	(3,975)

Total operating expenses	44,703	15,064

Loss from operations	(29,870)	(8,155)

Other income (expense):
Interest income	163	741
Other expense	(309)	-

Total other income (expense)	(146)	741

Loss from continuing operations before income taxes	(30,016)	(7,414)

(Benefit) expense from income taxes	(6,203)	745

Loss from continuing operations before non-controlling interest	(23,813)	(8,159)

Net loss attributable to non-controlling interest	1,126	-
Income from discontinued operations, net of income taxes	196	-

Net Loss attributable to Syneron shareholders	$(22,491)	$(8,159)

Loss per share:

Basic and diluted
Loss from continuing operations before non-controlling interest	$(0.70)	$(0.30)
Net loss attributable to non-controlling interest	0.03	-
Income from discontinued operations	0.01	-
Net Loss attributable to Syneron shareholders	$(0.66)	$(0.30)

Weighted average shares outstanding:
Basic and diluted	34,023	27,480

Syneron Medical Ltd.
Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	March 31,	December 31,
	2010	2009
Assets

Current assets:
Cash and cash equivalents	$60,779	$24,372
Short-term bank deposits	3,018	1,000
Available-for-sale marketable securities	153,640	169,309
Accounts receivable, net	40,961	13,758
Other current assets	12,946	2,753
Inventories, net	21,240	8,592

Total current assets	292,584	219,784

Non-current assets:
Severance pay fund	264	246
Long-term deposits and others (*)	1,446	221
Long-term available-for-sale marketable securities (*)	12,100	11,449
Investments in affiliated companies	1,050	1,050
Property and equipment, net	4,703	2,885
Goodwill and Intangible assets, net	55,820	34,632
Deferred taxes	9,132	-

Total non-current assets	84,515	50,483

Total assets	$377,099	$270,267

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable	$13,595	$3,735
Other accounts payable and accrued expenses	67,071	30,153

Total current liabilities	80,666	33,888

Non-current liabilities:
Contingent consideration	7,911	7,331
Deferred Revenues	4,969	902
Warranty Accruals	757	558
Accrued severance pay	358	330
Deferred taxes	5,654	-

Total non-current liabilities	19,649	9,121

Stockholders' equity:	276,784	227,258

Total liabilities and stockholders' equity	$377,099	$270,267

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	For the three months ended:

	March 31,	March 31,
	2010	2009
Cash flows from operating activities:
Net loss before non-controlling interest	$(22,536)	$(8,159)
Adjustments to reconcile net loss to net cash used by operating activities:
Non-cash items reported in discontinued operations	(232)	-
Share-based compensation expense	782	1,919
Depreciation and amortization	2,218	584
Provision for bad debts	4,532	-
Impairments of available-for-sale marketable securities and other intangible assets	1,608	157
Realized loss, changes in accrued interest, and amortization of premium on marketable securities	329	-
Revaluation of contingent liability	580	-
Other non-cash items	(60)	-
Changes in operating assets and liabilities
Accounts receivable	1,007	10,586
Inventories	11,966	737
Other current assets	(765)	737
Other assets	(9)	-
Accounts payable	(341)	(4,597)
Accrued payroll and related expenses	549	5
Deferred revenue	(2,148)	(1,015)
Accrued warranty costs	(659)	(8)
Income taxes payable and deferred	3,683	365
Other accrued liabilities	(584)	(2,108)

Net cash used by operating activities	(80)	(797)

Cash flows from investing activities:
Purchases of property and equipment	(693)	(136)
Proceeds from the sale of available-for-sale marketable securities	54,967	40,509
Purchase of available-for-sale marketable securities	(40,286)	(68,183)
Net cash received from acquisition of subsidiary	22,288	-
Other investing activities	220	(294)

Net cash provided by (used by) investing activities	36,496	(28,104)

Cash flows from financing activities:
Proceeds from the issuance of common stock	354	-

Net cash provided by financing activities	354	-

Effect of exchange rates on cash and cash equivalents	(363)	-

Net increase (decrease) in cash and cash equivalents	36,407	(28,901)

Cash and cash equivalents at beginning of period	24,372	72,366

Cash and cash equivalents at end of period	$60,779	$43,465

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

	For the three-months ended
	March 31,	March 31,
	2010	2009

GAAP operating loss	$(29,870)	$(8,155)

Stock-based compensation	782	1,919
Amortization of acquired intangible assets	1,498	68
Merger, restructuring and other non-recurring costs	21,587	-

Non-GAAP operating loss	$(6,003)	$(6,168)

GAAP loss from continuing operations before non-controlling interest	$(23,813)	$(8,159)

Stock-based compensation	782	1,919
Amortization of acquired intangible assets	1,498	68
Merger, restructuring and other non-recurring costs	21,587	-
Income tax adjustments	(6,246)	-

Non-GAAP loss from continuing operations before non-controlling interest	$(6,192)	$(6,172)

GAAP loss per share from continuing operations before non-controlling interest	$(0.70)	$(0.30)

Stock-based compensation	0.02	0.07
Amortization of acquired intangible assets	0.04	0.00
Merger, restructuring and other non-recurring costs	0.63	-
Income tax adjustments	(0.18)	-

Non-GAAP loss per share from continuing operations before non-controlling interest	$(0.18)	$(0.23)

Weighted average shares outstanding:

Basic and diluted	34,023	27,480

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Income (Loss)
(in thousands, except per share data)

	Three months ended March 31, 2009
	Syneron	Candela	Pro Forma	Pro Forma
	Medical	Corporation	Adjustments	Combined

Revenue	$11,889	$29,766	$-	$41,655
Cost of sales	4,980	17,833	252	23,065

Gross profit	6,909	11,933	(252)	18,590

Operating expenses:
Sales and marketing	10,075	7,551	969	18,595
General and administrative	6,016	3,246	113	9,375
Research and development	2,948	2,488	-	5,436
Legal settlement, net	(3,975)	-	-	(3,975)

Total operating expenses	15,064	13,285	1,082	29,431

Loss from operations	(8,155)	(1,352)	(1,334)	(10,841)

Other income (expense):
Interest income	741	8	-	749
Other income (expense)	-	(16)	-	(16)

Total other income (expense)	741	(8)	-	733

Loss from continuing operations before income taxes	(7,414)	(1,360)	(1,334)	(10,108)

(Benefit) expense from income taxes	745	(465)	(485)	(205)

Loss from continuing operations	(8,159)	(895)	(849)	(9,903)

Loss per share:

Basic and diluted
Loss from continuing operations	$(0.30)	$(0.04)		$(0.29)

Weighted average shares outstanding:
Basic and diluted	27,480	22,725		34,156

Syneron Medical Ltd.
Unaudited Pro Forma Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

	Three months ended March 31, 2009
	Syneron	Candela	Pro Forma
	Medical	Corporation	Combined

GAAP operating loss	$(8,155)	$(2,686)	$(10,841)

Stock-based compensation	1,919	834	2,753
Amortization of acquired intangible assets	68	1,334	1,402

Non-GAAP operating loss	$(6,168)	$(518)	$(6,686)

GAAP loss from continuing operations before non-controlling interests	$(8,159)	$(1,744)	$(9,903)

Stock-based compensation	1,919	834	2,753
Amortization of acquired intangible assets	68	1,334	1,402
Income tax adjustments	-	(788)	(788)

Non-GAAP loss from continuing operations before non-controlling interests	$(6,172)	$(364)	$(6,536)

GAAP loss per share from continuing operations before non-controlling interests			$(0.29)

Stock-based compensation			0.08
Amortization of acquired intangible assets			0.04
Income tax adjustments			(0.02)

Non-GAAP loss per share from continuing operations before non-controlling interests			$(0.19)

Weighted average shares outstanding:

Basic and diluted			34,156

Syneron Contacts:

Fabian Tenenbaum
Chief Financial Officer
+ 972 73 244 2283
Email: fabiant@syneron.com

Nick Laudico/R.J. Pellegrino
The Ruth Group
646-536-7030/7009
Email: nlaudico@theruthgroup.com/rpellegrino@theruthgroup.com